Mail Stop 4561

August 24, 2006

Richard A. Lozyniak
President and Chief Executive Officer
Blue Ridge Paper Products Inc.
41 Main Street
Canton, North Carolina

> **Re: Blue Ridge Paper Products Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30,**
> **2006**
> **Forms 8-K filed on August 11, 2006**
> **File No. 333-114032**

Dear Mr. Lozyniak:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Item 9A. Controls and Procedures, page 41

1.   Please tell us whether the Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are effective to ensure that

information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In addition, tell us whether your officers also concluded that your disclosure controls and procedures are effective and designed to ensure that all material information relating to the Company required to be included in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. In your response, also address your assessment of disclosure controls and procedures for the quarterly periods ended March 31, 2006 and June 30, 2006 as disclosed in your Form 10-Qs.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies and Practices

(k) Revenue Recognition, page F-9

2.   Explain the nature of any multiple element arrangements. In this regard, we note from your disclosure on pages 9 and 10 that you offer customer support services. Tell us whether any of your multiple element arrangements are subject to the separation criteria of EITF 00-21. If so, tell us the nature of the elements involved, the nature of the units of accounting that you account for as separate and discrete earnings processes, and support for your conclusions that, among other things, the delivered items have value on a standalone basis. Explain your accounting treatment for each deliverable of your multiple element arrangements. Tell us what consideration you gave to including this information in your revenue recognition policy disclosure.

3.   We note from your disclosure on pages 9 and 10 that you sell your products through outside sales professionals and multiple merchant and broker channels, in addition to selling through your inside sales team. Tell us how you recognize revenues sold through these indirect channels. Also, state whether you offer these third parties rights of returns and tell us how your revenue recognition policy complies with paragraphs 6 and 8 of SFAS 48. Describe significant assumptions, material changes and reasonably likely uncertainties in estimating the allowance for estimated future returns. Tell us what consideration you gave to disclosing your policy for revenue generated through resellers.

4.   We note that you have recognized an accrual for customer rebates per your disclosure on page F-24. Describe the types of customer incentives you offer such as rebates, returns, price protection, etc. Explain to us how each of these items is accounted for and refer to the relevant accounting guidance that supports

your policies. Also tell us the amount of incentives offered in each of the periods presented and what consideration you gave to including relevant disclosure in your revenue recognition policy description.

Form 8-K filed August 11, 2006

5.   We note your inclusion of the non-GAAP financial measures of EBITDA and Adjusted EBITDA in your Form 8-K filed on August 11, 2006. Your presentation lacks substantive disclosure that addresses various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. For example, your disclosures do not explain the economic substance behind your decision to use the measures, why you believe the measures provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.

6.   If you are able to overcome the burden of demonstrating the usefulness of your non-GAAP measures, please ensure that future uses of such measures are in compliance with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. In this respect, please specifically address the following:

- We note your disclosure provides your non-GAAP financial results without a presentation of the most directly comparable measure calculated in accordance with GAAP. Specifically, in the last paragraph of page 1 of Exhibit 99.1, you disclose Adjusted EBITDA for the three-month periods ended June 30, 2006 and March 31, 2006 without presenting the most comparable GAAP measures. When disclosing such non-GAAP financial results, you must also present comparable GAAP results pursuant to Item 10(e)(1)(i)(A) of Regulation S-K.

- We note that you use EBITDA and Adjusted EBITDA as measures of operating performance as well as measures of liquidity. We further note that your presentation includes a reconciliation to the most directly comparable operating performance measure (i.e. net income/(loss)). Ensure that you also present a reconciliation of your non-GAAP financial measures to a measure of liquidity (i.e. cash flows from operations) pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with any amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief